EXHIBIT 99.3

OFFER TO EXCHANGE

EACH OUTSTANDING SHARE

OF

RIGHT MANAGEMENT CONSULTANTS, INC. COMMON STOCK

FOR BETWEEN 0.3680 AND 0.4497 OF A SHARE

OF

MANPOWER INC. COMMON STOCK,

PURSUANT TO THE EXCHANGE OFFER

DESCRIBED IN THE PROSPECTUS, DATED DECEMBER 19, 2003

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK TIME, ON JANUARY 21, 2004, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

This letter relates to the offer by Hoosier Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Manpower Inc. (“Manpower”), to exchange between 0.3680 and 0.4497 of a share of Manpower common stock, par value $0.01 per share (“Manpower Common Stock”), for each outstanding share of common stock of Right Management Consultants, Inc., par value $0.01 per share (“Right Common Stock”), upon the terms and subject to the conditions described in the Prospectus dated December 19, 2003 (as may from time to time be amended, supplemented or finalized, the “Prospectus”), and in the related Letter of Transmittal enclosed herewith (the “Offer”). If the Manpower average trading price (as described in the Prospectus) is less than $37.80 per share, Manpower, at its option, may increase the exchange rate above 0.4497 of a share of Manpower Common Stock. The Prospectus describes in detail the method by which the exchange rate is calculated. The Offer is being made in connection with an agreement and plan of merger, dated as of December 10, 2003, among Manpower, Purchaser and Right Management Consultants, Inc. (“Right”). The agreement and plan of merger provides, among other things, that following completion of the Offer, Purchaser will be merged with and into Right, with Right surviving the merger as a wholly owned subsidiary of Manpower. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold shares of Right Common Stock registered in your name or in the name of your nominee.

The Offer is subject to several conditions described in the Prospectus, which you should review in detail. For your information and for forwarding to your clients for whom you hold shares of Right Common Stock registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Prospectus dated December 19, 2003.

2.	The Letter of Transmittal for your use in accepting the Offer and tendering shares of Right Common Stock and for the information of your clients. Facsimile copies of the Letter of Transmittal with manual signatures may be used to tender shares of Right Common Stock.

3.	The Notice of Guaranteed Delivery to be used to accept the Offer if certificates evidencing shares of Right Common Stock are not immediately available or if such certificates and all other required documents cannot be delivered to Mellon Investor Services (the “Exchange Agent”) on or prior to the expiration date (as defined in the Letter of Transmittal) or if the procedures for book-entry transfer cannot be completed by the expiration date.

4.	A printed form of letter which may be sent to your clients for whose accounts you hold shares of Right Common Stock registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	Guidelines for certification of Taxpayer Identification Number on Substitute Form W-9. Stockholders who fail to complete and sign the Substitute Form W-9 may be subject to a required federal backup withholding tax of 28% of the cash payable to such stockholder or other payee for fractional shares pursuant to the Offer.

6.	A copy of Right’s Solicitation/Recommendation Statement on Schedule 14D-9.

7.	A return envelope addressed to the Exchange Agent for your use only.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for exchange shares of Right Common Stock which are validly tendered prior to the expiration date and not theretofore withdrawn when and if Purchaser gives oral or written notice to the Exchange Agent of Purchaser’s acceptance of such shares of Right Common Stock for exchange pursuant to the Offer. Issuance of shares of Manpower Common Stock and payment of cash payable in lieu of fractional shares, if any, will in all cases be made only after timely receipt by the Exchange Agent of (i) certificates for such shares of Right Common Stock, or timely confirmation of a book-entry transfer of such shares of Right Common Stock into the Exchange Agent’s account at the Depository Trust Company, pursuant to the procedures described in the section of the Prospectus entitled “The Transaction—Procedure for Tendering,” (ii) a properly completed and duly executed Letter of Transmittal (or a properly completed and manually signed facsimile thereof) or an Agent’s Message (as defined in the Prospectus) in connection with a book-entry transfer and (iii) all other documents required by the Letter of Transmittal.

Neither Manpower nor Purchaser nor any officer, director, shareholder, agent or other representative of Manpower or Purchaser will pay any fees or commissions to any broker or dealer or other person (other than Georgeson Shareholder Communication Inc. (the “Information Agent”); and the Exchange Agent) with respect to soliciting tenders of shares of Right Common Stock pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling costs incurred by them in forwarding the enclosed materials to their customers.

We urge you to contact your clients as promptly as possible. Please note that the offer and withdrawal rights expire at 12:00 midnight, New York time, on January 21, 2004, unless the Offer is extended.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of shares of Right Common Stock, and any other required documents, should be sent to the Exchange Agent, and certificates representing the tendered shares of Right Common Stock should be delivered or such shares of Right Common Stock should be tendered by book-entry transfer, all in accordance with the Instructions described in the Letter of Transmittal and in the Prospectus.

If holders of shares of Right Common Stock wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures specified in the section of the Prospectus entitled “The Transaction—Guaranteed Delivery.”

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from us, at the address and telephone number set forth on the back cover of the Prospectus.

Very truly yours,

Georgeson Shareholder Communications Inc.

Nothing contained herein or in the enclosed documents shall authorize you to be the agent of Manpower, Purchaser, the Information Agent, the Exchange Agent or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

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